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Exhibit 12.1

U.S. Restaurant Properties, Inc.
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Years ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Net income (loss) from continuing operations before minority interest	$15,487	$(11,927)	$3,389	$(491)	$5,009
Add: Fixed Charges	26,463	36,542	38,547	37,858	24,284
Less: Capitalized Interest	—	(52)	(739)	(1,346)	(493)
Preferred Dividend Requirements	(7,102)	(7,102)	(7,102)	(7,102)	(7,102)
Minority Interest	(4,681)	(4,485)	(4,139)	(567)	58

Earnings	$30,167	$12,976	$29,956	$28,352	$21,756

Combined Fixed Charges and Preferred Stock
Dividends:
Interest Expense	$19,361	$29,388	$30,706	$29,410	$16,689
Capitalized Interest	—	52	739	1,346	493
Preferred Dividend Requirements	7,102	7,102	7,102	7,102	7,102

Combined Fixed Charges and Preferred Stock
Dividends	$26,463	$36,542	$38,547	$37,858	$24,284

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.14	0.36	0.78	0.75	0.90

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  Exhibit 12.1
U.S. Restaurant Properties, Inc. Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends (in thousands)